Gulfport Energy Corporation
3001 Quail Springs Parkway
Oklahoma City, Oklahoma 73134

VIA EDGAR

July 23, 2021

Attention:	Brad Skinner
Loan Lauren Nguyen
Irene Barberena-Meissner

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Gulfport Energy Corporation
Form T-3
Filed May 10, 2021
File No. 022-29093

Ladies and Gentlemen:

On behalf of Gulfport Energy Corporation (the “Company”) and its subsidiaries, we submit this letter in response to the verbal comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Application for Qualification of Indenture on Form T-3 filed on May 10, 2021 (as subsequently amended, the “Form T-3”) by the Company and each of the other applicants listed on the cover page of the Form T-3 (collectively, the “Applicants”) relating to the indenture (the “New Notes Indenture”) governing the Company’s 8.0% Senior 1145 Notes due 2026 (the “New Notes”). For the convenience of the Staff’s review, we have set forth the comments in italics, followed by the responses of the Applicants.

1.	Has the Company considered whether, and if so how, qualifying the Form T-3 after the notes were sold impacts the rights and protections of the noteholders? What is the impact of the qualification now if the Company is of the view that the noteholders rights and protections are the same?

Response: The Company believes that the holders of the New Notes (the “Noteholders”) have received substantially the same protections that are provided by the Trust Indenture Act of 1939 (as amended, the “TIA”) even though the New Notes Indenture has not yet been deemed qualified under the TIA. The Company is of the view that the qualification now of the New Notes Indenture does not substantially change the rights and protections of the Noteholders, since the New Notes Indenture was drafted to comply with the provisions of the TIA and the Noteholders have received significant disclosure regarding, and were involved with the drafting of, the New Notes Indenture. Even though the Company does not view the rights and protections of the Noteholders as substantially changing with the qualification of the Form T-3, it would prefer to finalize the process and complete the technical compliance with the TIA by qualifying the Form T-3.

The qualification process, in addition to ensuring adequate disclosure to the Noteholders, serves to ensure the provisions of the indenture comply with the TIA. The mandatory indenture provisions of the TIA are intended to provide certain procedural safeguards for bondholders and do so by addressing several categories of protection, including: (1) eligibility and disqualification of the trustee, including conflicting interests, (2) preferential collection of claims by the trustee, (3) maintenance of bondholders’ lists by the trustee, (4) the provision of certain reports by the trustee to bondholders, (5) reports required to be delivered by the issuer with respect to, among other things, indenture compliance, (6) duties of the trustee, (7) directions of the bondholders, and (8) special powers of the trustee. As discussed in our letter dated June 15, 2021, the New Notes Indenture was drafted to incorporate the provisions of the TIA where applicable. These provisions are woven throughout the New Notes Indenture and address each of the above categories of protection. For example:

●	Eligibility and disqualification of the trustee (TIA §310): The New Notes Indenture expressly provides that (i) the trustee must satisfy the eligibility requirements of the TIA, including having certain minimum capital amounts, and (ii) requires the trustee to resign, and provides the Noteholders the right to remove the trustee, in the event certain conflicting interests of the trustee are not cured.

●	Preferential collection of claims (TIA §311): The New Notes Indenture expressly requires compliance with TIA §311, which requires the trustee to set apart in a separate account certain amounts for the benefit of the Noteholders in the event the trustee becomes a creditor of the issuer within three months of a default.

●	Maintenance of bondholders’ lists (TIA §312): In accordance with TIA §312, the New Notes Indenture expressly requires the trustee to maintain a list of the names and addresses of Noteholders and provide such names and addresses to Noteholders that wish to communicate with other Noteholders with respect to their rights under the New Notes Indenture.

●	Provision of reports by the trustee (TIA §313): The New Notes Indenture expressly requires the trustee to provide to the Noteholders the annual report required by TIA §313, which must include disclosure of, among other things, any changes in the trustee’s eligibility, new conflicting interests, and any actions taken by the trustee that were requested by the issuer.

●	Reports required to be delivered by the issuer (TIA §314): In accordance with TIA §314, the New Notes Indenture requires the Company to provide the trustee and Noteholders the reports it is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and requires the Company to provide the trustee with an annual compliance certificate. Additionally, any action of the trustee requested by the Company must be accompanied by an officer’s certificate and opinion of counsel providing that the conditions precedent to such action pursuant to the New Notes Indenture have been complied with.

●	Duties of the trustee (TIA §315): In accordance with TIA §315, subject to certain exceptions, the New Notes Indenture expressly requires the trustee to notify bondholders of any known default within 90 days after it occurs and use a requisite level of care in exercising its rights under the New Notes Indenture in connection with such default.

●	Directions of the bondholders (TIA §316): In accordance with TIA §316, the New Notes Indenture authorizes holders of not less than a majority in principal amount of the Notes to (i) direct the trustee to enforce the terms of the New Notes Indenture as part of a proceeding and (ii) authorize the waiver of past defaults.

●	Special powers of the trustee (TIA §317): In accordance with TIA §317, the New Notes Indenture provides the trustee with special powers to recover judgement against the Company for unpaid principal and interest and file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the trustee and the Noteholders allowed in any judicial proceedings relative to the Company, its creditors or its property.

A more detailed summary of the mandatory provisions of the TIA and the corresponding sections of the New Notes Indenture intended to address such provisions of the TIA can be found in Annex A hereto. To the extent any portion of a mandatory TIA provision was not expressly addressed in the New Notes Indenture, the New Notes Indenture contains various catch-all provisions, including the following:

●	Section 1.03: “Incorporation by Reference of Trust Indenture Act. This Indenture is subject to the mandatory provisions of the Trust Indenture Act which are incorporated by reference in and made a part of this Indenture.”

●	Section 11.01: “Trust Indenture Act Controls. If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the Trust Indenture Act, the required provision shall control.”

These provisions expressly incorporate by reference any mandatory provision of the TIA into the New Notes Indenture and specifically state that the TIA will control if there is any conflict.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3647 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Gulfport Energy Corporation

By:	/s/ Patrick K. Craine
Name:	Patrick K. Craine
Title:	General Counsel and Corporate Secretary

Enclosures

cc:	Michael W. Rigdon (Kirkland & Ellis LLP)

ANNEX A

Summary of Mandatory TIA Provision		Excerpt from Corresponding Section of New Notes Indenture
§310(a)	In accordance with §310(a)(1) of the TIA, every qualified indenture must contain at all times at least one qualified “institutional trustee,” which must, in accordance with §310(a)(1) and (a)(2): (i) be a corporation organized and doing business under the laws of the United States or permitted to act as a trustee by the SEC and (ii) have a combine capital and surplus, which must at all times be above $150,000.	§7.10	The Trustee shall at all times satisfy the requirements of Trust Indenture Act §310(a). The Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition.”
§310(b)	Under §310(b) of the TIA, a trustee will be “disqualified” from serving as trustee under an indenture where the trustee is deemed to have a conflicting interest. A trustee is deemed to have a conflicting interest if the indenture securities are in “default” and, among other criteria: (i) such trustee serves as trustee of another indenture relating to other securities of the issuer, (ii) the trustee or its directors or officers are an underwriter (or control or in common control with such underwriter) of the indenture securities, (iii) such issuer owns a certain percentage of the securities of the trustee, or (iv) such trustee owns the collateral relating to such obligation under the indenture. If the trustee has a conflicting interest under the TIA, then, within 90 days after ascertaining that it has such conflicting interest, and if the conflicting interest has not been cured or duly waived or otherwise eliminated before the end of such 90-day period, the trustee must either: (i) eliminate the conflicting interest; or (ii) resign. Where the trustee is forced to resign because of a conflicting interest, the issuer must, pursuant to §310(b) of the TIA, take prompt steps to have a successor trustee appointed in the manner provided in the indenture.	§7.10

The Trustee shall comply with Trust Indenture Act §310(b); provided, however, that there shall be excluded from the operation of Trust Indenture Act §310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Company are outstanding if the requirements for such exclusion set forth in Trust Indenture Act §310(b)(1) are met.

§7.08

The Trustee may resign at any time by so notifying the Company….

The Company shall remove the Trustee if…the Trustee fails to comply with Section 7.10 [which requires compliance with TIA §310(b)]

If the Trustee fails to comply with Section 7.10 [which requires compliance with TIA §310(b)], any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

If the Trustee resigns, is removed by the Company or by the Holders of a majority in principal amount of the Securities and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee.

§311	Under §311 of the TIA, if the indenture trustee is or becomes a creditor, directly or indirectly, secured or unsecured, of the issuer within three months prior to a default, then the trustee must set apart and hold in a special account for the benefit of the trustee and securityholders an amount equal to any and all reductions in the amount due and owing upon any claim as such creditor in respect of principal or interest, effected after the beginning of such three months’ period and valid as against such issuer and its other creditors.	§7.11	The Trustee shall comply with Trust Indenture Act §311(a), excluding any creditor relationship listed in Trust Indenture Act §311(b). A Trustee who has resigned or been removed shall be subject to Trust Indenture Act § 311(a) to the extent indicated.

§312(a)	Under §312(a) of the TIA, the issuer is required to deliver to the trustee the names and addresses of bondholders at intervals of not more than six months and such other times that the trustee may request in writing.	§2.05	The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee, in writing at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.
§312(b)	Under §312(b) of the TIA, if the trustee receives a written application from three or more securityholders requesting that such securityholders desire to communicate with other securityholders with respect to their rights under the indenture or the indenture securities, the trustee must, within five business days of receiving the application, either: (i) provide the applicant securityholders access to the securityholder lists that are maintained by the trustee; or (ii) inform the applicant securityholders as to the approximate (a) number of securityholders and (b) cost of mailing to such securityholders the form of proxy or other communication, if any, specified in the application received by the trustee.	§11.03	Securityholders may communicate pursuant to Trust Indenture Act §312(b) with other Securityholders with respect to their rights under this Indenture or the Securities.
§313	Under §313(a) of the TIA, the trustee must prepare and provide to securityholders a brief annual report if any specified events occur during the previous 12-month period, including changes to the trustee’s eligibility under the TIA, new conflicting interests, advances made by the trustee to the issuer, the release or substitution of collateral, additional issues of indenture securities, and any action taken by the trustee in performance of its duties which materially affects the securities. §313(b) provides that the trustee must provide additional reports with respect to the release or substitution of collateral when the fair value of such property is 10% or more of the principal amount and any advances to the issuer where the trustee may claim a lien and such amount is 10% of more of the principal amount.	§7.06	As promptly as practicable after each November 15 beginning with November 15, 2021, and in any event prior to December 1 in each year, the Trustee shall mail (or, when the Securities are represented by Global Securities, cause the Depository to send electronically pursuant to its applicable procedures) to each Securityholder a brief report dated as of November 15 that complies with Trust Indenture Act § 313(a). The Trustee also shall comply with Trust Indenture Act §313(b).

§314(a)	Under §314(a) of the TIA, the issuer is required to deliver to the trustee, among other things, (1) copies of the issuer’s reports and other information, documents and other reports required to be filed with the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, (2) information with respect to compliance by the issuer with the indenture, and (3) an annual certification from the principal executive officer, principal financial officer or principal accounting officer as to the issuer’s compliance with the indenture.	§4.02*

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with or furnish to the SEC, as applicable, subject to the next sentence, and provide the Trustee and Securityholders with, such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections (but without exhibits in the case of reports provided to Holders), such reports to be so filed and provided at the times specified for the filings of such reports under such Sections (after giving effect to all applicable extensions and cure periods) and containing all the information, audit reports and exhibits required for such reports.

§4.12*

The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officer’s Certificate stating that in the course of the performance by the signer of their duties as an Officer of the Company they would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Securities are outstanding, the Company shall deliver to the Trustee, within 30 days after the occurrence of a Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default, its status, and what action the Company is taking or proposes to take with respect thereto.

§314(c)	Under §314(c) of the TIA, in connection with any action to be taken by the trustee at the request of the issuer, the issuer must deliver to the trustee an officer’s certificate and opinion of counsel stating that the conditions precedent to such action being taken have been complied with.	§11.04	Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee: (1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

§315(b)	Under §315(b) of the TIA, within 90 days of any default known to the trustee, the trustee must deliver to securityholders notice of such default in the manner and to the extent provided in §313. The trustee may withhold notice if (1) the default does not relate to payment of principal, interest, sinking fund or purchase fund installment; and (2) the action has been approved by the trustee’s board of directors, executive committee or by a trust committee of directors and/or responsible officers who in good faith determine that the withholding of such notice is in the interests of securityholders.		If a Default occurs, is continuing and is known to the Trustee, the Trustee shall send to each Securityholder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Security (including payments pursuant to the mandatory purchase provisions of such Security), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is not opposed to the interests of the Securityholders.
§315(c)	Under §315(c) of the TIA, in the case of a default, the trustee must use the same degree of care and skills in the exercise of its rights and powers as a “prudent man would exercise or use under the circumstances in the conduct of his own affairs.”	§7.01	If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs
§316	Under §316 of the TIA, the indenture is deemed to contain provisions authorizing holders of not less than a majority in principal amount of the indenture securities to (i) direct the trustee to enforce the terms of the indenture as part of a proceeding and (ii) authorize the waiver of past defaults. The indenture may include provisions authorizing holders of not less than 75% of the principal amount to authorize the postponement of interest payments. In determining whether the holders of the required principal amount have concurred in any such direction or consent, securities owned by any issuer, or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with any such issuer, are disregarded, except that for the purposes of determining whether the trustee is protected in relying on any such direction or consent, only securities which such trustee knows are so owned are to be so disregarded.	§6.04

The Holders of a majority in principal amount of the Securities by notice to the Trustee may waive an existing Default and its consequences except… a Default in the payment of the principal of or interest on a Security…

§6.05

The Holders of a majority in principal amount of the outstanding Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee.

		§11.06	In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee knows are so owned shall be so disregarded.
§317	§317 of the TIA provides the trustee with special powers in the case of a default to: (1) recover judgement, in the trustee’s own name, against the issuer for the whole amount of the principal amount and unpaid interest and (2) file proofs of claim and other papers necessary or advisable in order to have the claims of the trustee and of the securityholders allowed in any judicial proceedings.	§6.08

If an Event of Default specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.07.

		§6.09	The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Securityholders allowed in any judicial proceedings relative to the Company, its creditors or its property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions…

*	Provisions marked with an asterisk are incorporated in the New Notes Indenture by reference to the Company’s 4(a)(2) Indenture, dated May 17, 2021 entered into with UMB Bank, National Association, as trustee.